EXHIBIT 12.1

NPS PHARMACEUTICALS, INC

STATEMENT REGARDING COMPUTATION
OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,					Nine Months Ended
	2000	2001	2002	2003	2004	September 30,2005
Earnings (Loss)
Pre-tax loss before adjustments for
income equity from investees and
cumulative effect on prior years
of changes in accounting
principle	$(31,612)	$(51,329)	$(87,127)	$(172,925)	$(166,618)	$(125,445)
Total fixed charges	463	399	381	4,134	8,297	19,425
Distributed income of equity investees	--	1,661	193	--	--	--

Total loss before fixed charges	$(31,149)	$(49,269)	$(86,553)	$(168,791)	$(158,321)	$(106,020)
Fixed Charges
Interest expense	$96	$5	--	$3,718	$7,527	$18,826
Assumed interest attributable to rentals	367	394	381	416	770	599

Total fixed charges	$463	$399	$381	$4,134	$8,297	$19,425

Deficiency of earnings available to cover
fixed charges	$(31,612)	$(49,668)	$(86,934)	$(172,925)	$(166,618)	$(125,445)

For the years ended December 31, 2000, 2001, 2002, 2003 and 2004, and the nine months ended September 30, 2005, our earnings were insufficient to cover fixed charges for those periods by $31,612, $49,668, $86,934, $172,925, $166,618 and $125,445, respectively. In calculating the ratio of earnings available to cover fixed charges, “earnings” consist of pre-tax income (loss) before adjustments for income from equity investees, plus fixed charges and distributed income from equity investees. Fixed charges consists of interest expense and estimated interest included in rental expense.